Exhibit 99.2

Nexera Technologies: Subsidiary Fort Technology Commences Trading on Nasdaq Under Ticker “FRTT” Today

As of June 4, 2026, based on the closing price of Fort common shares on the TSX Venture Exchange, Fort’s market capitalization was approximately US$46.4 million, Nexera to hold approximately 70.94% of the issued and outstanding common shares after trading on Nasdaq will commence

Tel Aviv, Israel, June 08, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”)-driven solutions, today announced that its majority-owned subsidiary, Fort Technology Inc. (TSXV: FORT) (NASDAQ: FRTT) (“Fort”), has received formal approval from the Nasdaq Stock Market LLC to list its common shares on the Nasdaq Capital Market (“Nasdaq”). The common shares are expected to commence trading on Nasdaq today under the ticker symbol "FRTT”.

As a result of Fort’s beginning to trade on Nasdaq, Nexera will hold approximately 70.94% of the issued and outstanding Fort common shares. Fort’s common shares will continue to be listed and traded on the TSX Venture Exchange under its existing symbol “FORT”. No further action is required by shareholders of Nexera or Fort in connection with the Nasdaq listing.

About Fort Technology

Fort Technology Inc. operates a business as an established manufacturer and seller specializing in a range of amateur and professional products for the pest control and remedial repair industries. Fort Technology Inc.’s material subsidiary, Fort Products Limited, has operated in the pest control industry since its incorporation in 2005 and has accumulated nearly 20 years of technical experience.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security, or HLS, sector and e-commerce. Its operations are conducted through three principal lines of business: KeepZone AI Inc., or KeepZone, a wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-unmanned aircraft systems, and multi-layered security solutions for critical infrastructure and global markets; Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the timing and commencement of trading of Fort's common shares on Nasdaq and the continued listing of such shares on the TSX Venture Exchange. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com